

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2019

Justyn Howard
Chief Executive Officer
Sprout Social, Inc.
131 South Dearborn St., Suite 700
Chicago, Illinois 60603

> **Re: Sprout Social, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted August 1, 2019**
>   **CIK No. 0001517375**

Dear Mr. Howard:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors
Risks Related to This Offering and Ownership of Our Class A Common Stock
Our amended and restated certificate of incorporation..., page 44

1.   We note the revisions you made in response to prior comment 5. The remaining forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates

concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to clarify that there is uncertainty as to whether a court would enforce such provision and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2017 Compared to Year Ended December 31, 2018
Revenue, page 66

2.   We note your response to prior comment 9; however, we continue to believe it is important for readers to be able to more easily assess how various factors impacted your revenue. Currently, your disclosure states that subscription revenue increased 75% from fiscal 2017 to fiscal 2018. It further indicates that $10.5 million of the increase in revenue was due to an acquisition and that your number of customers grew 12% during this period. You also disclose on page 61 that your dollar-based retention rate for existing customers was 106% for fiscal 2018. As such, it appears that revenue may have increased by more than the sources that you currently identify. Please revise your disclosures to provide further explanation of the increases in revenue, including the dollar value of revenue attributable to new customers and any other material sources.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
9. Incentive Stock Plan
Restricted Stock Units, page F-28

3.   Your disclosure on page 101 indicates that Mr. Howard will receive awards of fully vested RSUs following the consummation of the offering and depending on the valuation of the Company. Tell us what consideration you have given to disclosing the compensation expense that will be recognized if these valuations are achieved.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Christopher D. Lueking, Esq.